May 17, 2006

Ms. Ibolya Ignat

Staff Accountant

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Unitrin, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File Number: 001-18298

Dear Ms. Ignat:

Thanks for speaking with Mr. Roeske, Unitrin’s Chief Accounting Officer, and me on Friday, May 12, 2006, regarding the Company’s April 6, 2006 written response to your follow-up comments from our discussion on Friday, March 24, 2006 and our subsequent conversation on Tuesday, May 2, 2006. I am writing to follow up on these conversations, and this letter further addresses the comments and questions you raised related to the Company’s April 6, 2006 response to comment 3 of your initial letter. It is the Company’s understanding that no further response is necessary for any other comment initially raised in your letter dated February 23, 2006 or for any subsequent follow-up comments raised in our initial follow-up discussion of March 24, 2006.

In connection with the Company’s responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company and its management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unitrin, Inc.

One East Wacker Drive, Chicago, Illinois 60601, • 312.661.4600 • unitrin.com

RE:	Unitrin, Inc.
Form 10-K for fiscal year ended December 31, 2005
File Number: 001-18298

Please contact me at (312) 661-4919 or Rich Roeske, Unitrin Chief Accounting Officer, at (312) 661-4918, if you have any additional questions or need further clarification.

Sincerely,

/s/ Eric J. Draut

Eric J. Draut

Executive Vice President and

Chief Financial Officer

cc:	Richard C. Vie, Chairman of the Board and Chief Executive Officer
William Johnston, Audit Committee Chairman
Scott Renwick, Senior Vice President and General Counsel
Richard Roeske, Vice President and Chief Accounting Officer

RE:	Unitrin, Inc.
Form 10-K for fiscal year ended December 31, 2005
File Number: 001-18298

During our conversation of Tuesday, May 2, 2006 you raised four follow-up comments with respect to the Company’s responses to comment number 3 of your initial letter dated February 23, 2006 and our subsequent discussions. Those follow-up comments and the Company’s response follow.

Comment:

•        Describe the methods used and the key assumptions considered determining the boundaries of the range estimate.

•     Your disclosure should specify the historical development of the key assumptions for the latest periods presented

•      Disclose how management has adjusted the key assumptions used in calculating the current year reserves given their historical development or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past through what management is currently using as its key assumptions.

•      Include narrative discussion of the key assumptions that will result in the actual loss being closer to either of the tails of the range.

Company Response:

With respect to the first bullet point of the follow-up comment, the Company believes that its historical loss and LAE reserve development recognized into income provides an understanding of the potential variability of the Company’s estimate of Property and Casualty Insurance Reserves. Please note that, other than from a historical perspective, the Company does not today measure the potential variability of its reserves. The estimated variability presented in the table below is based on the actual variability for personal lines and commercial lines that has been recorded in the Company’s financial statements through the application of its reserving methodologies over the past four years. To provide additional analysis of the estimated variability of the Company’s reserves for losses and LAE, the Company’s actuaries are in the process of estimating the impact of certain changes in the cumulative loss development factors selected under the incurred loss development methodology. The Company proposes to disclose, in its next Form 10-Q, the impact of such changes for the product lines and business units where these changes could have the most significant impact. In addition, the Company has engaged the actuarial consulting firm of Towers Perrin Tillinghast to assist the Company in the development of additional reserve variability metrics. With respect to the second bullet point, the Company believes that it has addressed this comment in its earlier response to comment number 1 of your initial letter. Our proposed disclosure below will further clarify and link these responses. With respect to the third and fourth bullet points of the follow-up comments, management’s key assumption is that historical development patterns, which the Company utilizes to estimate cumulative loss development factors, are predictive of how losses will develop in future periods. However, several factors can diminish the value of using the historical patterns as a predictor. When these factors appear, the Company’s actuaries must exercise an even greater degree of professional judgment, the effects of which are not necessarily quantifiable. Our proposed disclosure will elaborate further on these points.

1

RE:	Unitrin, Inc.
Form 10-K for fiscal year ended December 31, 2005
File Number: 001-18298

The Company proposes to make a disclosure similar to the following in future filings:

The Company believes that its historical loss and LAE reserve development recognized into income provides an understanding of the potential variability of the Company’s estimate of Property and Casualty Insurance Reserves. Based on development recorded in the Company's financial statements through the application of its reserving methodologies over the past four years, the Company estimates that its Property and Casualty Insurance Reserves could vary from the amounts carried on the balance sheet as follows:

The variability shown above does not constitute a statistical range of actuarially determined probable outcomes, nor does it constitute a range of all possible outcomes. It is based solely on the Company’s historical experience over the last four years, which may not necessarily be indicative of future variability due to a number of factors including, but not limited to, changes in claims handling, underwriting, mix of business by class and policy limit, growth in new lines of business or geographical areas, and the legal environment. The impact of changes in these factors are difficult to quantify and predict. Accordingly, the Company’s actuaries must exercise considerable professional judgment in making their actuarial indications in light of these factors. Reserves in the Company’s Unitrin Kemper Auto and Home and Unitrin Business Insurance segments together account for nearly two-thirds of the Company’s reserves for property and casualty losses and LAE. Accordingly, the indicated estimated variability is more likely to result from changes in these businesses.

In particular, the Company’s personal lines variability could differ due to the limited history available to the Company related to the Unitrin Kemper Auto and Home segment and the Unitrin Direct segment. As more fully discussed earlier, the Company’s actuaries have observed improving loss development factors for the Unitrin Data compared with the KIC Data. While over time the Company’s actuaries have been placing more and more confidence in the Unitrin Data, they are still influenced by the KIC Data. If these favorable development

RE:	Unitrin, Inc.
Form 10-K for fiscal year ended December 31, 2005
File Number: 001-18298

patterns continue to emerge favorably compared to the KIC Data, the Company believes that it is reasonable that favorable development could continue to emerge. If on the other hand, the effects of the changes in claims handling are temporary or do not emerge or even reverse in later development periods, the Company believes that it is reasonable that adverse development could emerge. Accordingly, until the Unitrin Data is fully developed, the Company’s actuaries cannot be certain that the favorable development trends that appear to be resulting from changes in claims handling will continue in subsequent reporting periods or whether such trends could reverse.

While development will emerge in all of Unitrin’s personal lines’ product lines, development in Unitrin Kemper Auto and Home’s personal automobile insurance product line could have the most significant impact. To further illustrate the sensitivity of Unitrin Kemper Auto and Home’s reserves for automobile insurance losses and LAE to changes in the cumulative development factors, the Company’s actuaries estimated the impact of decreases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period the Company assumed a ___% decrease in the cumulative development factor, gradually declining to ___% over the next ___ older evaluation quarters, and then gradually declining to ___% over the next ___ older evaluation quarters and remaining constant thereafter. Assuming that Unitrin Kemper Auto and Home’s automobile insurance loss and LAE reserves were based solely on the incurred loss development methodology and such assumed decreases in the cumulative development factors, the Company estimates that Unitrin Kemper Auto and Home’s automobile insurance loss and LAE reserves would have decreased by $___ million at December 31, 2005 for all accident years combined.

To further illustrate the sensitivity of Unitrin Kemper Auto and Home’s reserves for automobile insurance losses and LAE to changes in the cumulative development factors, the Company’s actuaries also estimated the impact of increases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period the Company assumed a ___% increase in the cumulative development factor, gradually increasing to ___% over the next ___ older evaluation quarters, and then gradually increasing to ___% over the next ___ older evaluation quarters and remaining constant thereafter. Assuming that Unitrin Kemper Auto and Home’s automobile insurance loss and LAE reserves were based solely on the incurred loss development methodology and such assumed increases in the cumulative development factors, the Company estimates that Unitrin Kemper Auto and Home’s automobile insurance loss and LAE reserves would have increased by $___ million at December 31, 2005 for all accident years combined.

RE:	Unitrin, Inc.
Form 10-K for fiscal year ended December 31, 2005
File Number: 001-18298

The Company’s commercial lines include certain long-tail liabilities, which are more difficult to predict. Accordingly, the Company believes that estimated variability for its commercial lines could be greater than for its personal lines. The Company’s Unitrin Business Insurance segment has made certain changes in its claims handling processes and re-underwrote its underlying book of business over the past few years. The Company has recognized favorable development in its Unitrin Business Insurance segment over the past two years primarily due to the effects of these changes. If favorable development patterns continue to emerge as a result of these changes, the Company believes that additional favorable development could continue to emerge in future periods. If on the other hand, the effects of these changes are temporary or even reverse in later development periods, the Company believes that unfavorable development could emerge in future periods. Due to the long-tail nature of some of Unitrin Business Insurance’s liabilities, it may take several years to fully determine the impact of these actions.

While development will emerge in all of Unitrin’s commercial product lines, development in Unitrin Business Insurance’s commercial automobile, commercial property and liability and workers’compensation product lines could have the most significant impact. To further illustrate the sensitivity of the Company’s reserves for losses and LAE to changes in the cumulative development factors for these product lines, the Company’s actuaries estimated the impact of decreases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period the Company assumed a ___% decrease in the cumulative development factor, gradually declining to ___% over the next ___ older evaluation quarters, and then gradually declining to ___% over the next ___ older evaluation quarters and remaining constant thereafter for commercial automobile insurance; a ___% decrease in the cumulative development factor, gradually declining to ___% over the next ___ older evaluation quarters, and then gradually declining to ___% over the next ___ older evaluation quarters and remaining constant thereafter for commercial property and liability insurance, excluding construction defect and asbestos losses and LAE; and a ___% decrease in the cumulative development factor, gradually declining to ___% over the next ___ older evaluation quarters, and then gradually declining to ___% over the next ___ older evaluation quarters and remaining constant thereafter for workers’ compensation. Assuming that Unitrin Business Insurance’s loss and LAE reserves were based solely on the incurred loss development methodology and such assumed decreases in the cumulative development factors, the Company estimates that Unitrin Business Insurance’s loss and LAE reserves would have decreased by $___ million at December 31, 2005 for these product lines and accident years combined.

RE:	Unitrin, Inc.
Form 10-K for fiscal year ended December 31, 2005
File Number: 001-18298

To further illustrate the sensitivity of these product lines’ reserves for losses and LAE to changes in the cumulative development factors, the Company’s actuaries also estimated the impact of increases in the cumulative development factors used in the incurred loss development methodology. For the newest quarterly evaluation period the Company assumed a ___% increase in the cumulative development factor, gradually increasing to ___% over the next ___ older evaluation quarters, and then gradually increasing to ___% over the next ___ older evaluation quarters and remaining constant thereafter for commercial automobile insurance; a ___% increase in the cumulative development factor, gradually increasing to ___% over the next ___ older evaluation quarters, and then gradually increasing to ___% over the next ___ older evaluation quarters and remaining constant thereafter for commercial property and liability insurance, excluding construction defect and asbestos losses and LAE; and a ___% increase in the cumulative development factor, gradually increasing to ___% over the next ___ older evaluation quarters, and then gradually increasing to ___% over the next ___ older evaluation quarters and remaining constant thereafter for workers’ compensation. Assuming that Unitrin Business Insurance’s loss and LAE reserves were based solely on the incurred loss development methodology and such assumed increases in the cumulative development factors, the Company estimates that Unitrin Business Insurance’s loss and LAE reserves would have increased by $___ million at December 31, 2005 for these product lines and accident years combined.

In addition to the factors described above, other factors may also impact loss reserve development in future periods. These factors include governmental actions, including court decisions interpreting existing laws, regulations or policy provisions, developments related to insurance policy claims and coverage issues, adverse or favorable outcomes in pending claims litigation, the number and severity of insurance claims, the impact of inflation on insurance claims and the impact of residual market assessments. While the Company’s actuaries do not make specific numerical assumptions about these factors, changes in these factors from past patterns will impact historical loss development factors and in turn future loss reserve development. Significant positive changes in one or more factors will lead to positive future loss reserve development, which could result in the actual loss being closer to the lower end of the Company’s estimated reserve variability. Significant negative changes in one or more factors will lead to negative loss reserve development, which could result in the actual loss being closer to the higher end of the Company’s estimated reserve variability.

RE:	Unitrin, Inc.
Form 10-K for fiscal year ended December 31, 2005
File Number: 001-18298

Certain reserves acquired in connection with a business acquisition from SCOR Reinsurance Company in 2002 (the “Unallocated Ceded Reserves”) are reinsured by an insurance subsidiary of SCOR (see Note 6, “Property and Casualty Insurance Reserves,” to the Consolidated Financial Statements). The Company does not anticipate that any variability of these reserves will have a financial impact on the Company’s reported results of operations or liquidity and, accordingly, has not estimated any potential variability to these reserves.

5